FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated June 24, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s Interim Report for the first quarter of 2009.

2.  Reconciliation of Core Earnings to Operating Profit for the three months ended March 31, 2009 and 2008 (attached as Exhibit 99.1 herto).

3.  Table of unaudited consolidated capitalization of the Registrant at March 31, 2009 (attached as Exhibit 99.2 herto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 22, 2009

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

SEK: Interim Report 1

Continued high demand for financing

•                  The volume of new customer financing amounted to Skr 21.8 billion (1Q08: Skr 17.2 billion)

•                  The volume of outstanding offers for new credits increased by 103 percent to Skr 55.6 billion (Y-e: Skr 27.4 billion)

•                  Operating profit (IFRS) for the first quarter, after impairments, amounted to Skr 367.6 million (1Q08: Skr 114.3 million)

•                  Adjusted operating profit (Core Earnings) for the first quarter, after impairments, amounted to Skr 477.7 million (1Q08: Skr 133.3 million)

•                  New borrowing amounted to Skr 16.6 billion (1Q08: Skr 29.0 billion)

2009 First quarter

For the period

01/01/09 – 31/03/09

Download the report at www.sek.se

Additional information about SEK, including investor presentations and the Annual Report for 2008, is available at www.sek.se

Economic information for the remainder of 2009:

August 31	Interim Report January-June
November 30	Interim Report January-September

SEK’s assignment

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions for export and infrastructure on market terms. SEK encourages the development of Swedish industry and engages in financial activities both at home and abroad. SEK was founded in 1962 and is owned by the Swedish state.

FINANCIAL HIGHLIGHTS

					Restated
	March 31,		March 31,		March 31,		December 31,
	2009		2009		2008 (a)		2008
(Amounts (other than %) in mn)	USD (7)		Skr		Skr		Skr

Results
Operating profit (IFRS) (1)	44		367.6		114.3		185.2
Pre-tax return on equity (IFRS) (2)	14.1%		14.1%		9.9%		3.9%
After-tax return on equity (IFRS) (2)	10.4%		10.4%		7.1%		2.8%

Adjusted operating profit (Core Earnings) (3)	58		477.7		133.3		833.9
Pre-tax return on equity (Core Earnings) (2)	17.8%		17.8%		11.7%		17.5%
After-tax return on equity (Core Earnings) (2)	13.1%		13.1%		8.4%		12.6%

Customer operations
New customer financing (4)	2,635		21,829		17,199		64,890
of which offers for new credits accepted by borrowers (4)	2,567		21,268		17,189		63,591
Credits, outstanding and undisbursed (4), (5)	22,676		187,873		134,738		180,109

Borrowing
New long-term borrowings (6)	1,998		16,552		29,041		86,136
Outstanding senior debt	38,686		320,516		251,918		309,468
Outstanding subordinated debt	492		4,079		2,778		3,324

Total assets	46,317		383,734		288,007		370,014

Capital
Capital adequacy ratio, including Basel I based additional requirements	17.5	%(9)	17.5	%(9)	9.8	%(9)	15.5	%(9)
Capital adequacy ratio, excluding Basel I based additional requirements	20.5	%(8)	20.5	%(8)	17.8	%(8)	21.4	%(8)
Adjusted capital ratio adequacy, excluding Basel I based additional requirements	21.4	%(8)	21.4	%(8)	19.3	%(8)	22.3	%(8)

(a) See Note 1.

Information regarding the calculation of the measures presented in the Financial Highlights is provided in Note 11 below.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relates to the Consolidated Group. The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions amounts refer to those as at  March 31 orDecember 31, as the case may be, and in matters of flows, amounts refer to the three-month period which ended on March 31  or the twelve-month period which ended on December 31, as the case may be. Amounts within parentheses refer to the same date, in matters concerning positions, and the same period, in matters of flows, of the preceding year. AB Svensk Exportkredit (SEK), Swedish corporate identity number 556084-0315, with its registered office in Stockholm, Sweden, is a public company as defined in the Swedish Companies Act. In some instances, a public company is obligated to add “(publ.)” to its company name.

Statement by the President

Important role for SEK in turbulent times

There was significant demand for financing from the Swedish export industry in the first quarter. Owing in part to the government’s strengthening of SEK’s lending capacity at the end of 2008, the company has been able to successfully meet the significant demand for financing, and we substantially increased our lending to the Swedish export industry in the first quarter.

It is also a sign of strength for our funding business that, despite the market being volatile and a continued liquidity shortage, we have been able to cover our customers’ financing requirements without using the Skr 100 billion credit facility that the government provided us with at the beginning of 2009. The Swedish export industry can find reassurance in the fact that the credit facility is still unused and ready to be utilized.

SEK’s earnings for the first quarter are very satisfying and show that we truly are a stable financial institution. Operating profit (IFRS) amounted to Skr 367.6 million, an increase of 222 percent compared to the same period 2008. Adjusted operating profit (Core Earnings) amounted to Skr 477.7 million, as compared to Skr 133.3 million in the first quarter 2008.

I have previously noted that IFRS requires SEK to mark items to market despite them already being financially hedged. Our adjusted operating profit – “Core Earnings” – which excludes these valuation effects shows that SEK’s underlying business is continuing to perform very well.

Peter Yngwe

President

Significant demand and high business volumes

Swedish companies, and their customers, continue to show a great need for long-term financing and SEK’s lending for the benefit of the Swedish export industry increased considerably in the first quarter. The volume of new customer financing increased by almost 27 percent from the same period of the previous year.

In the first quarter SEK was one of few institutions that were still able to offer long-term financing, despite the prevailing financial crisis. SEK’s new lending increased during the period, with the volume of new customer financing totaling Skr 21.8 billion, an increase of Skr 4.6 billion on the first quarter of 2008. The high business volumes were mainly due to lending to the corporate sector. The volume of outstanding and committed undisbursed credits amounted to Skr 187.9 billion at the end of the period, compared with Skr 180.1 billion at year-end 2008.

The Swedish export industry’s financing requirements remain very high and SEK’s role to secure long-term financing is becoming increasingly important. The total volume of outstanding offers amounted to Skr 55.6 billion at the end of the period, an increase of 103 percent compared with year-end 2008.

SEK’s subsidiary SEK Securities has been very active, arranging, for example, a five-year EUR 100 million bond issuance by appliances group Electrolux in the first quarter.

SEK’s work with offering financing in local currency is an important competitive advantage for Swedish exporters. In January SEK was once again granted a license to issue bonds in Thai baht on the Thai market. Only six foreign institutions have been granted a license by the Thai Finance Ministry, and SEK can now continue to offer financing in local currency to those Swedish companies wanting to make investments in Thailand.

Swedish environmental technology is world class and is an important part of the Swedish export industry. In January SEK signed a financing agreement with SunPine AB under which SEK has lent Skr 100 million to finance in part SunPine AB’s investment in a pine diesel plant in Piteå in northern Sweden. Pine diesel is a second-generation biofuel that is extracted from pine oil, a by-product of pulp production. The Piteå facility will be the first in the world to produce biodiesel from forest raw materials on an industrial scale.

New customer financing (Skr billion)

	Jan-March, 2009		Jan-March, 2008

Export credits	4.7		8.0
Other lending to exporters	6.9		1.7
Lending to other corporates	0.6		1.0
Lending to the public sector	6.5	(2)	0.6
Lending to the financial sector	2.5		5.9
Syndicated customer transactions	0.6		0.0
Total	21.8	(1)	17.2

(1)          Of which Skr 1.6 billion (2.0) has not yet been disbursed.

(2)          Includes short-term financing to Swedish municipalities, among other things as an alternative to short-term liquidity placement.

New customer financing by sector

(excluding syndicated customer transactions)

New customer financing

Long-term loans (Skr billion)

High borrowing volumes in turbulent market

In the first quarter SEK continued to successfully issue bonds despite the capital markets being significantly affected by the severe global financial crisis. Owing to high volumes of new borrowing and its high liquidity, SEK has been able to cover its customers’ financing needs and has not used the credit facility with which the government provided SEK at the beginning of the year.

In the first quarter SEK’s new borrowing amounted to Skr 16.6 billion, which was a decrease of Skr 12.4 billion from the same period of the previous year. Despite the decrease, it is a mark of the resiliency of its funding operations that SEK has continued issuing significant amounts of debt in the face of the turmoil in the world capital markets. During the period, SEK carried out a total of 155 transactions and, despite market conditions, maturities were slightly longer than during 2008.

The U.S. has remained an important market for SEK, accounting for 40 percent of SEK’s total new borrowing during the period. Funding was primarily carried out on the U.S. retail bond market.

SEK has made greater use of the European capital markets than in the past, and this area accounted for 34 percent of SEK’s new borrowing during the period. This is a marked increase on previous levels.

The Swiss public capital market remains a successful and important market for SEK. In January SEK issued a 9-year Swiss franc 200 million bond and in March a 7-year Swiss franc 150 million bond.

Owing to its new borrowing SEK has as of yet not used the Skr 100 billion credit facility with which the government provided SEK at the start of the year. Instead, SEK has covered its customers’ financing requirements solely through borrowing in the capital markets.

New borrowing

Long-term borrowing (Skr billion)

Products, first quarter

Markets, first quarter

Comments to the financial accounts

Income statement

Performance measurement and return on equity

		Restated
	January - March,	January - March,
(Skr mn)	2009	2008 (1)
Operating profit (IFRS)	367.6	114.3
Adjustment for change in market valuation according to IFRS (Note 2)	110.1	19.0
Adjusted operating profit (Core Earnings)	477.7	133.3

Pre-tax return on equity (IFRS)	14.1%	9.9%
After-tax return on equity (IFRS)	10.4%	7.1%
Pre-tax return on equity (Core Earnings)	17.8%	11.7%
After-tax return on equity (Core Earnings)	13.1%	8.4%

(1) See Note 1.

SEK discloses both Operating profit (IFRS) and Adjusted operating profit (“Kärnresultatet” or “Core Earnings”), which excludes from Operating profit as calculated under IFRS that portion of our net results of financial transactions that arises from changes in the fair value of financial assets (other than held-for-trading securities), financial liabilities and related derivatives.

Based on its experience and knowledge of the functioning of SEK’s economic hedging activities, SEK’s management believes that Adjusted operating profit (Core Earnings) constitutes a complement to the impact of such economic hedging relationships on SEK’s activities as it excludes valuation effects on items that according to IFRS have to be accounted for at fair value, even though SEK has the intention and ability to retain the relevant asset or debt to maturity, or even though they are economically hedged.

Operating profit (IFRS)

Operating profit (IFRS) amounted to Skr 367.6 million (1Q08: Skr 114.3 million), an increase of 222 percent. The difference between operating profit (IFRS) and adjusted operating profit (Core Earnings) is equal to the adjustment in fair value according to IFRS described below.

Market valuation effects according to IFRS

Market valuation effects included in the calculation of Operating profit (IFRS) amounted to Skr -110.1 million (1Q08: Skr -19.0 million). The market valuation effects during the first quarter were mainly related to changes in fair value arising from unrealized credit spread changes on assets, liabilities and derivative contracts that should be valued including credit spreads and unrealized changes in the value of such items due to movements in short-term interest rates.

Adjusted operating profit (Core Earnings)

Core Earnings amounted to Skr 477.7 million (1Q08: Skr 133.3 million), an increase of 258 percent. The increase in Core Earnings was mainly related to the increase in net interest revenues of Skr 346 million, which related primarily to improved margins but also higher outstanding business volumes. It also reflected an increase in realized gains on SEK’s repurchase of its own bonds.

Net profit for the period (after tax)

Net profit for the period (after tax) amounted to Skr 270.4 million (1Q08: Skr 78.7 million).

Net interest revenues

Net interest revenues totaled Skr 571.2 million (1Q08: Skr 225.6 million), an increase of 153 percent. The increase was mainly due to increased average margins but also reflected increased volumes, primarily in the credit portfolio.

The average margin of debt-financed assets amounted to 0.62 percent (1Q08: 0.28 percent), an increase of 121 percent. The increase in margin was primarily due to favorable market situations that have arisen for SEK in connection with the turbulent market conditions, particularly because SEK has a natural borrowing base in USD. The result is that SEK have had higher margins than before the financial crisis started when the USD-denominated financing has been alternated through derivative contracts to EUR and placed in EUR-denominated assets. The increase in margins also reflected higher risk premiums on new loans disbursed in 2008 and 2009.

Average volume of debt-financed assets amounted to Skr 314 billion (1Q08: Skr 254 billion), an increase of 24 percent. The increase reflected increased average volumes over the course of the quarter, primarily in the credit portfolio due to increased demand for export credits. The liquidity portfolio also increased slightly in volume.

Net results of financial transactions

The net results of financial transactions totaled Skr 97.3 million (1Q08: Skr -33.0 million). The significantly improved net result was primarily due to realized gains on repurchased debt, which however were offset in part by the effects of changes in value of the translation of assets and liabilities at fair value amounting to Skr -110.1 million (1Q08: Skr -19.0 million).

Other

Administrative expenses totaled Skr 106.0 million (1Q08: Skr 74.5 million), an increase of 42 percent. The increase is related to increased costs related to new regulations, expanding business activities and the acquisition of Venantius. Administrative expenses include an estimated cost of the overall incentive system of Skr 5.1 million (1Q08: Skr 0.0 million).

Impairment of financial assets has been recorded in the net amount of Skr 200.7 million (1Q08: Skr 0.0 million) during the quarter. The write-down relates mainly to increased reserves for the Company’s exposures to Glitnir bank (Skr 70.0 million) and two downgraded CDOs with exposure to the US market (Skr 64.6 million), and also reflects the creation of a new provision amounting to Skr 85.6 million which is not linked to a specific counterparty. See Note 3.

Restatement of 2008 results

As previously disclosed, SEK has restated its consolidated IFRS financial statements for interim periods of 2008 relating to the Consolidated Group and Parent Company in order to correct certain technical errors in the marking to market of derivative positions, assets and liabilities required to be reported at fair value. For additional information, see Note 1. This restatement affects the comparative figures for 2008 presented in this interim report, and will affect such figures presented in the six- and nine-month interim reports to be released later this year.

For the period January 1 to March 31, 2008, Operating profit (IFRS) has been restated from Skr 161.6 million (as reported in the interim report published May 5, 2008) to Skr 114.3 million. For the period January 1 to June 30, 2008, Operating profit (IFRS) has been restated from Skr 466.3 million (as reported in the interim report published August 15, 2008) to Skr 413.3 million. For the period January 1 to September 30 2008, Operating profit (IFRS) has been restated from Skr 556.8 million (as reported in the interim report published October 31, 2008) to Skr 376.8 million. For the period January 1 to December 31, 2008, Operating profit (IFRS) has been restated from Skr 167.7 million (as reported in the press release published February 20, 2009) to Skr 185.2 million (as reported in the annual report published April 30, 2009).

Balance sheet

Total assets and liquidity

The gross value of certain balance sheet items, which effectively hedge each other, primarily the items derivatives (assets or liabilities) and senior securities issued, is to some extent uncertain. There is however, no such uncertainty with regard to the value of net assets, disregarding the fact that certain assumptions are made for example regarding credit spreads on SEK’s own debt. See Note 6 and 7.

SEK’s total assets totaled Skr 383.7 billion (Year-end: Skr 370.0 billion) at period-end, an increase of 4 percent. The increase is mainly due to increased volumes in the credit portfolio.

The total amount of credits outstanding and credits committed though not yet disbursed was Skr 187.9 billion at period-end (Year-end: Skr 180.1 billion), which was an increase of 4 percent. Of such amount, Skr 170.8 billion (Year-end: Skr 158.7 billion) represented credits outstanding, an increase of 8 percent. Of credits outstanding, Skr 10.5 billion (Year-end: Skr 10.1 billion) represented credits in the S-system.

The aggregate amount of outstanding offers for new credits totaled Skr 55.6 billion (Year-end: Skr 27.4 billion) an increase of 103 percent. The increase in the volume of outstanding offers is due to attractive CIRR interest rates in the current market situation, and the fact that the demand for export credit has increased in total because of the difficulty for companies to receive funding from Swedish and foreign banks.

There were no major shifts in the breakdown of SEK’s counterparty risk exposures. Of the total risk exposure, 58 percent (Year-end: 59 percent) were against financial institutions and asset-backed securities; 25 percent (Year-end: 25 percent) were against central governments and government export credit agencies; 7 percent (Year-end: 6 percent) were against local and regional authorities; and 10 percent (Year-end: 10 percent) were against corporates. SEK’s exposures towards derivative counterparties are very limited compared with the volume of derivatives shown as assets since most derivatives are subject to collateral agreements.

For additional information, see the table Counterparty Risk Exposures.

Liabilities and equity

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments are funded through maturity.

Changes in fair value to other comprehensive income

Changes in fair value not reported in the income statement but through other comprehensive income amounted to Skr 233.4 million (Year-end: Skr -11.7 million) after tax, of which Skr 163.7 million (Year-end: Skr -32.3 million) was related to available-for-sale securities and Skr 69.7 million (Year-end: Skr 20.6 million) was related to derivatives in cash flow hedges. The fair value changes of the holding in shares in Swedbank of Skr 148.7 million after tax is included in the changes in fair value in assets-available-for-sale. As of March 8, 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. After the end of the reporting period (as of June 16, 2009), SEK received a claim from SFAB challenging the agreement, which claim has been rejected by SEK.

Capital Adequacy

The capital adequacy ratio calculated according to Basel-II, Pillar 1, at March 31 2009, was 20.5 percent (Year-end: 21.4 percent) before inclusion of effects related to the transitional rules. Inclusive of effects related to the transitional rules the capital adequacy ratio at March 31, 2009 was 17.5 percent (Year-end: 15.5 percent), of which the Tier-1-ratio was 16.6 percent (Year-end: 14.8 percent). For additional information, see the section Capital adequacy and counterparty risk exposures and Note 12.

Information from the Annual General Meeting

At SEK’s Annual General Meeting held on May 6 2009, it was decided, among other things, to re-elect the Board of Directors, except for Harald Sandberg and Pirkko Juntti, who resigned at their own request. Eva Walder was elected as a new member of the board.

INCOME STATEMENTS

			Restated
	January-March, 2009		January-March, 2008 (a)		January-December, 2008
SEK	Consolidated	Parent	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company	Group	Company
Interest revenues	3,354.9	3,323.3	2,883.8	2,884.5	12,964.1	12,961.7
Interest expenses	-2,783.7	-2,776.7	-2,658.2	-2,659.0	-11,420.8	-11,421.2

Net interest revenues	571.2	546.6	225.6	225.5	1,543.3	1,540.5
Commissions earned	14.3	2.2	7.6	1.7	34.7	7.8
Commissions incurred	-5.8	-5.2	-4.8	-4.7	-21.7	-18.5
Net results of financial transactions (Note 2)	97.3	97.3	-33.0	-33.0	-456.9	-456.8
Other operating income	0.0	-0.1	0.0	0.4	0.1	6.7
Operating income	677.0	640.8	195.4	189.9	1,099.5	1,079.7
Administrative expenses	-106.0	-94.3	-74.5	-68.3	-340.3	-319.2
Depreciations and amortizations of non-financial assets	-3.2	-2.5	-6.4	-5.7	-21.0	-17.9
Other operating expenses	-0.1	0.1	-0.2	0.0	-0.7	-0.0
Recovered credit losses (Note 3)	0.6	0.0	0.0	0.0	4.7	4.5
Impairment of financial assets (Note 3)	-200.7	-216.6	0.0	0.0	-557.0	-561.8
Operating profit	367.6	327.5	114.3	115.9	185.2	185.3

Changes in untaxed reserves	n.a.	0.0	n.a.	0.0	n.a.	138.7
Taxes (Note 4)	-97.2	-88.6	-35.6	-35.9	-41.3	-100.9
Net profit for the period (after taxes)	270.4	238.9	78.7	80.0	143.9	223.1

(a) See Note 1.

Statement of comprehensive income

	January-March 2009		Restated January-March 2008 (a)		January-December 2008
Skr mn	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Profit for the period reported via income statement	270.4	238.9	78.7	80.0	143.9	223.1
Other comprehensive income
Available for sale securities	222.2	222.2	-44.9	-44.9	-63.1	-63.1
Derivatives in cash flow hedges	94.5	94.5	28.6	28.6	339.5	339.5
Tax effect	-83.3	-83.3	4.6	4.6	-76.7	-76.7
Total other comprehensive income	233.4	233.4	-11.7	-11.7	199.7	199.7
Total comprehensive income	503.8	472.3	67.0	68.3	343.6	422.8

(a) See Note 1.

Quarterly Breakdown of Income Statements in Summary

		Restated	Restated	Restated	Restated
SEK	Jan-March	Oct-Dec	July-Sep	April-June	Jan-March
Consolidated Group (Skr mn)	2009	2008 (a)	2008 (a)	2008 (a)	2008 (a)
Net interest revenues	571.2	563.0	415.7	339.0	225.6
Net result of financial transactions (Note 2)	97.3	-395.4	-79.4	50.9	-33.0
Other operating revenues	14.3	6.2	10.6	10.4	7.6
Other operating expenses	-115.1	-103.6	-92.5	-101.7	-85.9
Recovered credit losses	0.6	0.2	4.1	0.4	—
Impairment of financial assets	-200.7	-262.0	-295.0	—	—
Operating profit	367.6	-191.6	-36.5	299.0	114.3
Taxes	-97.2	76.2	4.8	-86.7	-35.6
Net profit for the period (after tax)	270.4	-115.4	-31.7	212.3	78.7

(a) See Note 1.

BALANCE SHEETS

	March 31, 2009		December 31, 2008
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
ASSETS

Cash in hand	0.0	0.0	0.0	0.0
Treasuries/government bonds (Note 5, 6)	527.7	527.7	1,494.7	1,494.7
Other interest-bearing securities except credits (Note 5, 6)	135,843.1	135,843.1	136,551.4	136,551.4
Credits in the form of interest-bearing securities (Note 5, 6)	70,938.5	70,938.5	63,609.3	63,609.3
Credits to credit institutions (Note 5, 6, 8)	55,777.9	53,710.2	48,399.6	46,519.1
Credits to the public (Note 5, 6, 8)	76,006.2	75,640.3	70,440.2	69,906.5
Derivatives (Note 6, 7)	34,504.1	34,504.1	38,929.1	38,929.1
Shares and participation	701.8	701.8	—	—
Shares in subsidiaries	n.a.	2,561.7	n.a.	2,561.6
Property, plant, equipment and intangible assets	137.1	21.5	136.5	22.1
Other assets	4,884.0	4,949.8	4,341.7	4,397.4
Prepaid expenses and accrued revenues	4,413.7	4,359.8	6,111.7	6,073.6
Total assets (Note 6)	383,734.1	383,758.5	370,014.2	370,064.8

LIABILITIES, PROVISIONS AND EQUITY

Borrowing from credit institutions (Note 6)	10,779.5	10,789.5	3,310.0	3,320.0
Borrowing from the public (Note 6)	116.1	119.0	185.7	188.6
Senior securities issued (Note 6)	309,620.0	309,620.0	305,971.8	305,971.8
Derivatives (Note 6, 7)	39,731.9	39,731.9	39,414.6	39,414.6
Other liabilities	4,325.3	4,373.0	1,548.3	1,597.2
Accrued expenses and prepaid revenues	3,689.0	3,685.4	5,443.4	5,439.6
Deferred tax liabilities	462.4	135.6	387.1	57.7
Provisions	33.1	14.8	35.5	13.5
Subordinated securities issued (Note 6)	4,078.7	4,078.7	3,323.5	3,323.5
Total liabilities and provisions	372,836.0	372,547.9	359,619.9	359,326.5

Untaxed reserves	n.a.	1,135.2	n.a.	1,135.2

Share capital	3,990.0	3,990.0	3,990.0	3,990.0
Legal reserve	n.a.	198.0	n.a.	198.0
Reserves	264.6	264.6	31.2	31.2
Retained earnings	6,373.1	5,383.9	6,229.2	5,160.8
Net profit for the period	270.4	238.9	143.9	223.1
Total equity	10,898.1	10,075.4	10,394.3	9,603.1
Total liabilities, provisions and equity	383,734.1	383,758.5	370,014.2	370,064.8

COLLATERAL PROVIDED
Collateral provided	None	None	None	None
Interest-bearing securities
Subject to lending	583.4	583.4	425.1	425.1

CONTINGENT ASSETS AND LIABILITIES	None	None	None	None

COMMITMENTS
Committed undisbursed credits	17,449.2	17,449.2	21,431.0	21,431.0

Statement of changes in equity

	January - March, 2009
			Reserves
Consolidated group			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	10,394.3	3,990.0	161.5	-130.3	6,373.1
Comprehensive income for the period	503.8		69.7	163.7		270.4
Closing balance of equity	10,898.1	3,990.0	231.2	33.4	6,373.1	270.4

	Restated January - March, 2008 (2)
			Reserves
Consolidated group			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,610.4	990.0	-86.7	-81.8	3,788.9
Comprehensive income for the period	67.0		20.6	-32.3		78.7
Closing balance of equity	4,677.4	990.0	-66.1	-114.1	3,788.9	78.7

	January - December, 2008
			Reserves
Consolidated group			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,610.4	990.0	-86.7	-81.8	3,788.9
Comprehensive income for the period	343.6		248.2	-48.5		143.9
New issue	3,000.0	3,000.0
Shareholders’ contribution	2,440.3				2,440.3
Closing balance of equity	10,394.3	3,990.0	161.5	-130.3	6,229.2	143.9

(1) 2,579,394 A-shares and 1,410,606 B-shares at a quote value of Skr 1,000 each after a new share issue subscribed to by the sole shareholder, the Swedish State. Before the new issue the number of A-shares was 640,000 and the number of B-shares was 350,000. The new share capital amounting to Skr 3,000 million was paid to the Company on December 18, 2008. On January 26, 2009 the Swedish Financial Supervisory Authority approved the change in share capital and the new number of shares. On February 4, 2009 the new issue has been registered at the Swedish Companies Registration Office.

The Government has established a guarantee fund of callable capital, amounting to Skr 600 million in favour of SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

(2) See Note 1.

STATEMENTS OF CASH FLOWS, SUMMARY

	January-March, 2009		Restated January-March, 2008 (1)
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Net cash used in(-)/provided by (+) operating activities	6,454.4	6,263.7	3,484.6	3,485.3
Net cash used in(-)/provided by (+) investing activities	-3.8	-1.9	-2.4	-2.4
Net cash used in(-)/provided by (+) financing activities	1,721.9	1,721.9	-6,578.8	-6,578.8
Net decrease (-)/increase (+) in cash and cash equivalents (2)	8,172.5	7,983.7	-3,096.6	-3,095.9

Net decrease(-)/increase (+) in cash and cash equivalents (2)	8,166.0	7,977.1	-3,112.4	-3,112.2
Exchange rate difference in cash equivalents	6.5	6.6	15.8	16.3
Cash and cash equivalents at beginning of year	23,771.1	21,890.6	10,211.5	10,207.4
Cash and cash equivalents at end of year	31,943.6	29,874.3	7,114.9	7,111.5

(1) See Note 1.

(2) Cash at banks represents amounts that immediately can be converted into cash. Cash equivalents represents short term, liquid instruments where the amount is known in advance. Cash and cash equivalents is included in the balance sheet in Credits to credit institutions.

Capital adequacy and counterparty risk exposures

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of March 31, 2009 was 20.5 percent (31 December, 2008: 21,4 percent) before the inclusion of effects related to the transitional rules (see below). Inclusive of effects related to the transitional rules the capital adequacy ratio of SEK as a consolidated financial entity as of 31 March, 2009 was 17.5 percent (31 December, 2008: 15.5 percent). The Tier-1-ratio as of 31 March, 2009 was 16.6 percent (31 December, 2008: 14.8 percent). For SEK, the legal, formal capital requirement is expected to decrease continuously, since the new capital adequacy regulations better reflect the low risk in the credit portfolio. The full effect of the decreased capital requirement will not be reached until year 2010.

For further information on capital adequacy, risks and the transition to Basel-II, see Note 12 in this report and the Risk section of SEK’s Annual Report 2008.

Capital Requirement in Accordance with Pillar I

	Consolidated Group				Parent Company
	31 March, 2009		31 December, 2008		31 March, 2009		31 December, 2008
	Weighted	Required	Weighted	Required	Weighted	Required	Weighted	Required
(Skr mn)	Claims	Capital	Claims	Capital	Claims	Capital	Claims	Capital
Credit Risk Standardized Method	1,244	100	1,444	116	905	72	949	76
Credit Risk IRB Method	65,790	5,263	60,507	4,840	67,954	5,436	62,719	5,017
Trading Book Risks	—	—	—	—	—	—	—	—
Currency Exchange Risk	—	—	—	—	—	—	—	—
Operational Risk	2,126	170	2,126	170	2,086	167	2,086	167
Total Basel II	69,160	5,533	64,077	5,126	70,945	5,675	65,754	5,260

Basel I Based Additional Requirements (1)	11,946	956	24,071	1,926	10,767	862	23,826	1,906
Total Basel II incl. Additional Requirements	81,106	6,489	88,148	7,052	81,712	6,537	89,580	7,166

Total Basel I	101,383	8,111	97,942	7,835	102,140	8,171	99,534	7,963

(1) The item “Basel I Based Additional Requirements” is calculated in accordance with § 5 in law (2006:1372) on implementation of the new capital adequacy requirements (2006:1371).

Capital Base

	Consolidated Group		Parent Company
(Skr mn)	31 March, 2009	31 December, 2008	31 March, 2009	31 December, 2008
Primary Capital (Tier-1)	13,462	13,066	13,486	13,120
Supplementary Capital (Tier-2)	738	619	739	619
Of which:
Upper Tier-2	189	72	190	72
Lower Tier-2	549	547	549	547
Total Capital Base (2)	14,200	13,685	14,225	13,739

Adjusted Tier-1 Capital (3)	14,062	13,666	14,086	13,720
Adjusted Total Capital Base (3)	14,800	14,285	14,825	14,339

(2) Total Capital Base, including expected loss surplus in accordance with IRB calculation. The Capital Base includes net profit for the period less expected dividend related to the said period.

(3) The adjusted capital adequacy ratios are calculated with the inclusion in the capital base of SEK’s state provided guarantee, amounting to Skr 600 million, in addition to the legal primary-capital base.

Capital Adequacy Analysis (Pillar I)

	Consolidated Group				Parent Company
	31 March, 2009		31 December, 2008		31 March, 2009		31 December, 2008
(Skr mn)	Excl. Basel I based add. requirement	Incl. Basel I based add. Requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. Requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. Requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. Requirement
Total Capital Adequacy	20.5%	17.5%	21.4%	15.5%	20.0%	17.4%	20.9%	15.3%
Of which:
Rel. To Tier-1	19.5%	16.6%	20.4%	14.8%	19.0%	16.5%	20.0%	14.6%
Rel. To Tier-2	1.0%	0.9%	1.0%	0.7%	1.0%	0.9%	0.9%	0.7%
Of which:
Upper Tier-2	0.2%	0.1%	0.1%	0.1%	0.2%	0.1%	0.1%	0.1%
Lower Tier-2	0.8%	0.8%	0.9%	0.6%	0.8%	0.8%	0.8%	0.6%
Adjusted Total	21.4%	18.3%	22.3%	16.2%	20.9%	18.1%	21.8%	16.0%
Of which:
Adjusted Tier-1	20.3%	17.3%	21.3%	15.5%	19.9%	17.4%	20.9%	15.3%

Capital Adequacy Quota (4)	2.57	2.20	2.67	1.94	2.51	2.18	2.61	1.92

(4) Capital Adequacy Quota = Total Capital Base/Total Required Capital

Counterparty Risk Exposures

	Total				Credits & Interest-bearing securities				Undisbursed credits, Derivates, etc.
(Skr billion)	31 March, 2009		31 December, 2008		31 March, 2009		31 December, 2008		31 March, 2009		31 December, 2008
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central Governments (1)	50.3	14	43.2	13	40.2	12	32.6	11	10.1	33	10.6	31
Regional Governments	23.2	7	21.2	6	21.3	7	19.1	6	1.9	7	2.1	6
Governments export credit agencies	39.5	11	41.4	12	35.5	11	33.3	11	4.0	13	8.1	24
Financial institutions	165.4	46	157.5	46	153.5	46	146.4	47	11.9	39	11.1	32
Asset backed securities	42.2	12	43.6	13	42.2	13	43.6	14	0.0	0	0.0	0
Retail (2)	0.1	0	0.1	0	0.1	0	0.1	0	0.0	0	0.0	0
Corporates	36.9	10	35.5	10	34.4	11	33.0	11	2.5	8	2.5	7
Total	357.6	100	342.5	100	327.2	100	308.1	100	30.4	100	34.4	100

(1)          Includes exposures to the Swedish Export Credits Guarantee Board (EKN).

(2)          Retail exposures are as a whole related to exposures of Venantius AB.

The table below includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-cover) related to asset-backed securities held and current rating. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor´s or Moody´s at acquisition.

ASSET-BACKED SECURITIES HELD as of March 31, 2009

Net exposures (Skr mn)

									…of which	…of which		…of which		…of which		…of which
		Credit	Auto		Consumer				rated	rated		rated		rated		CDO rated
Exposure	RMBS	Cards	Loans	CMBS	Loans	CDO	CLO	Total	‘AAA’	‘AA+’		‘AA’		‘AA-’		‘CCC’
Australia	7,553							7,553	7,553
Belgium	933							933	933
Denmark							516	516	516
France			494		74			568	568
Ireland	1,555						530	2,085	1,555	530	(2)
Italy	16							16	16
Japan			46					46	46
Holland	1,739		111				564	2,414	2,303	111	(2)
Portugal	542							542	542
Spain	2,222		368		597		1,054	4,241	3,883			350	(2)	8	(2)
U.K.	13,758	1,457						15,215	15,215
Sweden				318				318	318
Germany			1,993	94				2,087	2,087
U.S.		549				598	4,314	5,461	4,863							598	(1)
Total	28,318	2,006	3,012	412	671	598	6,978	41,995	40,398	641		350		8		598

(1) These assets represents two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the rating of the assets has been downgraded dramatically during 2008, by Standard & Poor´s from ‘AAA’ to ‘CC’ and by Moody´s from ‘Aaa’ to ‘Caa3’. Due to the dramatic rating downgradings, the Company has analyzed the expected cash flows of the assets. Based on information presently known, the Company has determined to write down the value of the assets by Skr 199.6 million.

(2) All of these assets has though highest rating from one of the two rating instituts.

Notes

1	Applied accounting principles
2	Net result of financial transactions
3	Recovery and impairment
4	Taxes
5	Credits and liquidity
6	Classification of financial assets and liabilities
7	Derivatives
8	Past-due credits
9	S-system
10	Segment reporting
11	Definition of financial highlights
12	Capital Adequacy

All amounts are in Skr million, unless otherwise indicated. All figures concerns the Consolidated Group, unless otherwise indicated.

Note 1 Applied accounting principles

Since January 1, 2007 SEK has applied International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB) and endorsed by the European Union.

This interim report for the Consolidated Group has been prepared in compliance with IAS 34, Interim Financial Reporting, and the Swedish Annual Accounts Act for Credit Institutions and Securities Companies. The accounting principles and calculation methods are unchanged from those described in SEK’s Annual Report for 2008 with the following exceptions: Amendments in IAS-1 Presentation of Financial statements has resulted in an additional table for Statement of Comprehensive Income has been added. The table summarizes the transactions that have been previously reported in statement of changes in equity. The amendment does not affect the calculation of numbers reported.

SEK has implemented IFRS 8 from January 1, 2009, with no material impact on the financial statements. SEK has the following three business segment: granting of credits, advisory services and capital market products. Advisory services and capital market products are similar with respect to risks and returns. Reported revenues for these segments is less than ten percent of total revenue, reported results is less than ten percent of the total income and assets is less than ten percent of the total assets, and therefore these segments are not separately disclosed.

SEK also adopted other required amendments to standards and improvements to IFRS effective January 1, 2009, with no material impact on the financial statements.

Financial assets are categorized into three categories for valuation; loans and receivables, financial assets at fair value through profit and loss and financial assets available for sale. Financial liabilities are categorized into two categories for valuation: financial liabilities at fair value through profit or loss and other liabilities.

In its normal course of business, SEK uses, and is a party to, different types of derivatives for the purpose of hedging or eliminating SEK’s interest-rate, currency-exchange-rate and other exposures. Derivatives are always classified as financial assets or liabilities at fair value through profit and loss except in connection with hedge accounting. In the cases where SEK decides to categorize a financial asset or liability at fair value through profit and loss the purpose is always to avoid the mismatch that would otherwise arise in the income statement resulting from the fact that the derivative, which economically hedge the risks in these instruments, is valued at fair value through profit and loss. Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. When SEK classify a credit default swap as a financial guarantee SEK always own the referenced entity and the potential amount is limited to the actual loss incurred by SEK related to its holding of the referenced entity.

With regard to financial assets, the category loans and receivables constitute the main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. However, securities quoted on an active market cannot be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, are classified as available-for-sale securities.

Items in the category loans and receivables are measured at amortized costs, using the effective interest rate method. In the case in which one or more derivatives are used to hedge currency and/or interest rate exposures, fair value hedge accounting is applied. Furthermore, for certain transactions classified as loans and receivables cash flow hedge accounting is applied. Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized via other comprehensive income. However, in the case in which one or more derivatives are used to hedge currency, interest rate and/or credit exposures such transactions are classified irrevocably as financial assets at fair value through profit or loss.

All other senior securities issued by SEK and not classified as financial liabilities at fair value through profit or loss are classified as other financial liabilities and measured at amortized costs, using the effective interest rate method. In the case in which one or more derivatives is used to hedge currency, interest rate, and/or other exposures, fair value hedge accounting is applied. Subordinated debt is classified under “other financial liabilities” and is mainly subject to fair value hedge accounting. When applying fair value hedge accounting to perpetual subordinated debt, hedging of the subordinated debt is recorded for the time period which corresponds to the duration of the derivative.

In accordance with IAS 39 all derivatives must be measured at fair value. In order to give a true and fair view of its active and extensive risk management operations SEK finds it necessary to use the option provided by IAS 39 to account for economic hedging activities. With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply hedge accounting. With regard to hedging of financial exposures in financial transactions either fair-value hedge accounting or cash-flow hedge accounting may be applied.

Fair-value hedge accounting may be applied in the case of transactions in which a derivative is used to hedge a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative may also be used to hedge foreign exchange risk or credit risk. When applying fair-value hedge accounting the amortized cost value of the underlying hedged item is re-measured to reflect the change in fair value attributable to the exposures that has been hedged.

The other alternative (besides hedge accounting) is to designate fixed interest rate assets and liabilities which are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss. One main difference between those two alternatives is that the latter involves valuing of the hedged item at its full fair value, while when applying fair-value hedge accounting, the underlying asset or liability which is hedged is valued at fair value through profit or loss only with regard to the components which the derivative serves to hedge.

In some instances, cash-flow hedge accounting has been used in SEK’s accounting. When applying cash-flow hedge accounting, the hedged item is measured at amortized costs through profit or loss while fair value changes in the derivative are measured directly via other total results.

When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded in the income statement they are reported as one component of net results of financial transactions. When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded via other comprehensive income, the accumulated changes are reported as a separate component of reserves.

SEK from time to time reacquires its debt instruments. The book value of reacquired debt is deducted from the corresponding liability on the balance sheet. The difference between the amount paid and the book value when reacquiring SEK’s own debt instruments is accounted for in the income statement as one component of net results of financial transactions.

Equity in the consolidated group consists of the following items: share capital; reserves, retained earnings and net profit for the period. Retained earnings include a legal reserve and the after-tax portion of untaxed reserves.

The acquisition of Venantius in December 2008 has been recognized using the purchase method of accounting.

As of March 8, 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. After the end of the reporting period (as of June 16, 2009), SEK received a claim from SFAB challenging the agreement, which claim has been rejected by SEK.

Restatement related to 2008

SEK has restated its consolidated IFRS financial statements relating to the Consolidated Group and Parent Company for interim periods of 2008 in order to correct certain technical errors in the marking to market of derivative positions, assets and liabilities required to be reported at fair value. For the period January 1 to March 31 2008, Operating profit (IFRS) has been restated from Skr 161.6 million (as reported in the interim report published May 5, 2008) to Skr 114.3 million. For the period January 1 to June 30 2008, Operating profit (IFRS) has been restated from Skr 466.3 million (as reported in the interim report published August 15, 2008) to Skr 413.3 million. For the period January 1 to September 30 2008, Operating profit (IFRS) has been restated from Skr 556.8 million (as reported in the interim report published October 31, 2008) to Skr 376.8 million. For the period January 1 to December 31, 2008, Operating profit (IFRS) has been restated from Skr 167.7 million (as reported in the press release published February 20, 2009) to Skr 185.2 million (as reported in the annual report published April 30, 2009). See also Note 1 in the Annual Report for 2008.

Note 2 Net results of financial transactions

		Restated
	January - March,	January - March,	January - December,
(Skr mn)	2009	2008 (1)	2008
Net result of financial transactions was related to:
Realized and unrealized results related to held-for-trading securities (2)	n.a.	-29.5	-35.9
Currency exchange effects	16.8	-0.3	140.4
Total net result of financial transactions before results of repurchased debt, etc., and certain fair value changes	16.8	-29.8	104.5

Realized results of repurchased debt, etc.	190.6	15.8	87.3
Total net result of financial transactions after results of repurchased debt, etc., but before certain fair value changes	207.4	-14.0	191.8

Changes in fair value related to financial assets, financial liabilities and related derivatives except securities in trading portfolio	-110.1	-19.0	-648.7
Total net result of financial transactions	97.3	-33.0	-456.9

(1) See Note 1.

(2) Reclassification has been made of held-for-trading securities earlier accounted for at fair value to the categories loans and receivables in 2008.

Note 3 Recovery and impairment

	Januari - March,	Januari - March	Januari - December
(Skr mn)	2009	2008	2008
Recovery of impaired receivable	0.6	—	4.7
Total recovery	0.6	—	4.7

Balance brought forward	-557.0	—	—
Write-down of impaired financial assets (1),(2),(3)	-231.3	—	-561.8
Reversal of previous write-downs	35.1	—	5.4
Loan losses	-4.5	—	-0.6
Net write-down of impaired financial assets	-200.7	—	-557.0
Balance carried forward	-757.7	—	-557.0

(1) Of which an impairment of Skr 70.0 million has been recorded for the period with regard to an exposure against Glitnir Bank, increasing the total of such impairment to Skr 459.0 million (12/31/2008: Skr 389.0 million). The asset has a book value before write-down of Skr 524.6 million (12/31/2008: Skr 518.6 million). Based on uncertainty of how the Icelandic Government will deal with foreign creditors and uncertainty of the financial position of Glitnir Bank, the Company has determined to write-down the value of the asset by an additional 12.5 percent in the first quarter.

(2) Of which an impairment of Skr 64.6 million has been recorded for the period regarding two CDOs, increasing the total of such impairment to Skr 199.6 million (12/31/2008: Skr 135.0 million), regarding two CDOs. SEK have two assets in form of CDOs (first-priority-tranches) with end-exposure to the U.S. market. The rating of these has been downgraded very severely during 2008. The assets have a book value before impairment of Skr 798.0 million (12/31/2008: Skr 750.8 million). Based on information presently known, SEK makes the assessment that the assets would not generate sufficient cash flow to cover the Company’s claim.

(3) Of which allocation to a provision for bad debts has been made as of March 31, 2009 for a total of Skr 85.6 million. The provision for bad debts is not linked to a specific counterparty but relates to deterioration in credit quality related to credits not included in individual reserves.

Note 4 Taxes

The tax rate is based on estimated tax rate for the full year.

Note 5 Credits and liquidity

SEK considers that credits in the form of interest-bearing securities form are a part of SEK’s total credits. On the other hand, deposits with banks and states, cash and repos are not a part of total credits, although they are included in the items credits to credit institutions and credits to the public. Thus, SEK’s total credits and liquidity are calculated as follows:

(Skr mn)	March 31, 2009	December 31, 2008
Credits:
Credits in the form of interest-bearing securities	70,938.5	63,609.3
Credits to credit institutions	55,777.9	48,399.6
Credits to the public	76,006.2	70,440.2
Less:
Deposits, nostro and repos	-31,943.6	-23,771.1
Total credits	170,779.0	158,678.0

Liquidity:
Treasuries/Government bonds	527.7	1,494.7
Other interest-bearing securities except credits	135,928.7	136,551.4
Deposits, nostro and repos	31,943.6	23,771.1
Total liquidity	168,400.0	161,817.2

Note 6 Classification of financial assets and liabilities

Financial assets by accounting category:

		Consolidated Group/March 31, 2009
		Financial assets at fair value through profit or loss
		Held for trading		Desig. upon initial recognition (FVO)
(Skr mn)	Total	Trading portfolio (1),(2)	Derivatives used for economic hedges (6)		Derivatives used for hedge accounting	Available for sale (3),(4)	Loans and receivables (5)
Treasuries/government bonds	527.7						527.7
Other interest-bearing securities except credits	135,843.1			8,063.1			127,780.0
Credits in the form of interest-bearing securities	70,938.5			2,616.4			68,322.1
Credits to credit institutions	55,777.9						55,777.9
Credits to the public	76,006.2						76,006.2
Derivatives	34,504.1		25,004.5		9,499.6
Total financial assets	373,597.5	0.0	25,004.5	10,679.5	9,499.6	0.0	328,413.9

(1) Reclassification has been made of earlier accounted at fair value in held-for-trading securities to the category loans- and receivables. Reclassification occurred as of October 1, 2008 with retroactive effect until July 1, 2008. The reclassification has affected the result by avoiding negative earnings effect of Skr 214.6 million for the period January 1 to March 31, 2009.

	March 31, 2009			December 31, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	6,350.0	6,315.5	6,117.1	7,486.5	7,342.1

(2) The weighted effective rate for these assets amounts 3.9 percent.

(3) Reclassification has been made of assets earlier accounted as Available-for-Sale to the category loans and receivables. Reclassification occurred as of October 1, 2008. The reclassification has affected value changes to other comprehensive income by avoiding positive effect of Skr 136.6 million for the period January 1 to March 31, 2009.

	March 31, 2009			December 31, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	7,647.2	7,632.5	7,343.3	8,238.3	7,873.3
Credits in the form of interest-bearing securities	4,500.3	4,569.1	4,400.8	4,755.1	4,539.2
Total	12,147.5	12,201.6	11,744.1	12,993.4	12,412.5

(4) The weighted effective rate for these assets amounts 5.3 percent.

(5) Of loans and receivables approximately 11 percent are subject to fair value hedge accounting and 3 percent are subject to cash flow hedge accounting.

(6) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Financial assets by accounting category:

		Consolidated Group/March 31, 2009
		Financial assets at fair value through profit or loss
		Held for trading		Desig. upon initial recognition (FVO) (8)
(Skr mn)	Total	Trading portfolio	Derivatives used for economic hedges (8)		Derivatives used for hedge accounting	Other financial liabilities (7)
Borrowing from credit institutions	10,779.5					10,779.5
Borrowing from the public	116.1					116.1
Senior securities issued	309,620.0			153,894.7		155,725.3
Derivatives	39,731.9		35,078.1		4,653.8
Subordinated securities issued	4,078.7					4,078.7
Total financial liabilities	364,326.2		35,078.1	153,894.7	4,653.8	170,699.6

(7) Of other financial liabilities approximately 65 percent are subject to fair value hedge accounting.

(8) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Financial assets by accounting category:

		Consolidated Group/December 31, 2008
		Financial assets at fair value through profit or loss
		Held for trading		Desig. upon initial recognition (FVO)
(Skr mn)	Total	Trading portfolio (9),(10)	Derivatives used for economic hedges (14)		Derivatives used for hedge accounting	Available for sale (11),(12)	Loans and receivables (13)
Treasuries/government bonds	1,494.7						1,494.7
Other interest-bearing securities except credits	136,551.4			7,757.8			128,793.6
Credits in the form of interest-bearing securities	63,609.3			3,432.1			60,177.2
Credits to credit institutions	48,399.6						48,399.6
Credits to the public	70,440.2						70,440.2
Derivatives	38,929.1		27,705.7		11,223.4
Total financial assets	359,424.3	0.0	27,705.7	11,190.0	11,223.4	0.0	309,305.3

(9) Reclassification has been made of earlier accounted at fair value in held-for-trading securities to the category loans- and receivables. Reclassification occurred as of October 1, 2008 with retroactive effect until July 1, 2008. The reclassification has affected the result by avoiding negative earnings effect of Skr 27.8 million. The value changes in held-for-trading have affected the result negative with Skr 36.2 million for the period January 1 to March 31, 2008.

	December 31, 2008			October 1, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	7,501.3	7,486.5	7,342.1	7,351.9	7,351.9

(10) The weighted effective rate for these assets amounts 3.9 percent.

(11) Reclassification has been made of assets earlier accounted as Available-for-Sale to the category loans- and receivables. Reclassification occurred as of October 1, 2008. The reclassification has affected value changes to other comprehensive income by avoiding negative effect to equity of Skr 321.1 million during 2008. For the period January 1 to September 30 2008 other comprehensive income has been negatively affected by changes in fair value in these assets amounting to 84.2 million.

	December 31, 2008			October 1, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	8,232.9	8,238.3	7,873.3	7,231.5	7,231.5
Credits in the form of interest-bearing securities	4,756.9	4,755.1	4,539.2	4,116.2	4,116.2
Total	12,989.8	12,993.4	12,412.5	11,347.7	11,347.7

(12) The weighted effective rate for these assets amounts 5.3 percent.

(13) Of loans and receivables approximately 11 percent are subject to fair value hedge accounting and 1.5 percent is subject to cash flow hedge accounting.

(14) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Financial liabilities by accounting category:

	Consolidated Group/December 31, 2008
		Financial assets at fair value
		through profit or loss
				Desig. upon
				initial recognition
		Held for trading		(FVO)
			Derivatives used		Derivatives	Other
			for economic		used for hedge	financial
(Skr mn)	Total	Trading portfolio	hedges (16)		accounting	liabilities (15)
Borrowing from credit institutions	3,310.0					3,310.0
Borrowing from the public	185.7					185.7
Senior securities issued	305,971.8			156,221.9		149,749.9
Derivatives	39,414.6		35,152.4		4,262.2
Subordinated securities issued	3,323.5					3,323.5
Total financial liabilities	352,205.6	0.0	35,152.4	156,221.9	4,262.2	156,569.1

(15) Of other financial liabilities approximately 71 percent are subject to fair value hedge accounting.

(16) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

The amount of change for the period January 1 to March 31, 2009, in the fair value attributable to change in credit risk related to liabilities has affected operating profit positive with Skr 43.7 million (Q108: Skr 0.0 million) and related to derivatives has affected operating profit negative with Skr 19.5 million (Q108: Skr 0.0 million).

Note 7 Derivatives

	March 31, 2009			December 31, 2008
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
(Skr mn)	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Derivative instruments by categories:
Currency related contracts	14,159.2	9,648.9	300,403.0	15,580.5	11,902.5	300,674.7
Interest rate related contracts	17,557.0	5,849.4	187,456.2	19,831.6	8,515.9	202,557.2
Equity related contracts	2,107.0	21,330.7	79,235.3	2,568.0	17,158.5	77,505.1
Contracts rel. to commodities, credit risk, etc.	680.9	2,902.9	42,695.3	949.0	1,837.7	37,697.5
Total derivatives	34,504.1	39,731.9	609,789.8	38,929.1	39,414.6	618,434.5

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange related contracts (swaps, etc.). These contracts are carried at fair value in the balance sheet on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using a Credit Support Annex. Swaps are measured at Fair Value by using market quoted rates where available. If market quotes are not available valuation models are used. SEK use models to adjust the net exposure fair value for changes in the counterparty’s credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of transactions, valuation models are used to calculate fair value. The models used are the same for a hybrid liability and the structured swap hedging it, except for adjustments due to counterparty or SEK’s own credit risk. Thus, with the exception of effects from changes in counterparty and SEK’s own credit risk valuation, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Although SEK’s credit rating has not changed during the period, the development on financial markets has to some extent affected the level at which SEK’s debt is issued. This change, which is different in different markets, has been included in the calculation of fair value for these liabilities. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case where a collateral agreement has been negotiated with the counterpart, the threshold amount under the collateral agreement represents real exposure. In the case where no collateral agreement has been negotiated with the counterpart, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See table Exposures for amounts of risk exposures related to derivatives, etc.

Note 8 Past-due credits

SEK reports credits with principal or interest that is more than 90 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 1.8 million on 31 March, 2009 (12/31/2008: Skr 0.2 million). The principal amount not past due on such credits was Skr 115.7 million on March 31, 2009 (12/31/2008: Skr 4.0 million). All past-due credits are secured with sufficient guarantees. For impairment of financial assets see Note 3. None of the impaired assets represents past-due credits as defined above on the balance sheet day.

Note 9 S-system

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting credits in the S-system. See Note 1(c) in the Annual Report for 2008. The remuneration from the S-system to SEK in accordance with the agreement, amounted to Skr 6.6 million for the period (Q108: Skr 10.0 million), is shown as a part of operating income in the income statements for SEK exclusive of the S-system. The assets and liabilities of the S-system are included in SEK’s balance sheets.

Income statements for the S-system

	January - March,	January-March	January - December,
(Skr mn)	2009	2008	2008
Interest revenues	123.9	107.7	500.5
Interest expenses	-119.0	-98.0	-409.5
Net interest revenues	4.9	9.7	91.0
Remuneration to SEK	-6.6	-10.0	-22.4
Foreign exchange effects	0.7	0.9	0.3
Reimbursement from (to) the State	1.0	-0.6	-68.9
Net	0.0	0.0	0.0

Balance sheets for the S-system (included in SEK’s balance sheets)

(Skr mn)	March 31, 2009	December 31, 2008
Credits	10,517.0	10,105.7
Derivatives	19.5	18.2
Other assets	116.5	248.1
Total assets	10,653.0	10,372.0

Liabilities	9,519.5	9,081.5
Derivatives	1,133.5	1,290.5
Equity	—	—
Total liabilities and equity	10,653.0	10,372.0

Note 10 Segment Reporting

In accordance with IFRS 8 SEK has the following three business segment: granting of credits, advisory services and capital market products. Advisory services and capital market products are similar with respect to risks and returns. Reported revenues for these segments is less than ten percent of total revenue, reported results is less than ten percent of the total income and assets is less than ten percent of the total assets, and therefore these segments are not separately disclosed.

Note 11 Definitions of the financial highlights

(1) Operating profit (IFRS), i.e. profit including fair value changes according to IFRS but excluding tax.

(2) Return on equity, i.e. operating profit, before and after taxes, respectively, in the latter case reduced by 26.3 percent standard tax, adjusted for 13/365-pieces of new equity amounting to Skr 5,440 million received as a capital injection on December 18, 2008, expressed as a percentage of the opening balance of equity. When calculating return on equity based on Core Earnings, excluded from the opening balance of equity are reserves related to assets which can be sold and reserves for Cash Flow Hedge Accounting.

(3) Adjusted operating profit (Core Earnings), i.e. profit excluding unrealized fair value changes according to IFRS and excluding tax. Fair value changes according to IFRS relate to fair value changes to financial assets except held-for-trading securities, financial liabilities, and to derivatives related to these assets (see Note 2).

(4) Total customer financial transactions include new credits accepted and syndicated customer transactions. Offers accepted refer to all credits accepted, regardless of maturities.

(5) Amounts of credits include all credits, i.e., credits granted against documentation in the form of interest-bearing securities, as well as credits granted against traditional documentation. SEK considers that these amounts reflect SEK’s actual real credit/lending volumes. Comments on lending volumes in this interim report therefore concern amounts based on this definition. See also Note 5 regarding credits outstanding.

(6) New borrowing with maturities exceeding one year.

(7) Translated on March 31, 2009, exchange rate of Skr 8.2850 per USD. New borrowings are translated at current exchange rates.

(8) Capital Adequacy Ratio, i.e. capital base expressed as a percentage of risk-weighted claims in accordance with Pillar I under Basel II excluding adjustment during the transitional period 2007-2009 regarding required minimum capital. Please see “Capital adequacy and counterparty risk exposures” in this interim report to receive a complete description of the calculation of required minimum capital during the transitional period. The adjusted capital adequacy ratio has been calculated with inclusion in the Tier-1 capital base of guarantee capital from SEK’s shareholder amounting to Skr 600 million (although such inclusion is not regulatory approved) expressed as a percentage of risk-weighted claims. The capital base for March 31, 2008, is not restated taking into account retroactive adjustments since these are not deemed to have a material impact. See Note 1.

(9) Capital Adequacy Ratio, i.e. capital base expressed as a percentage of risk-weighted claims in accordance with Pillar I under Basel II calculated in accordance with 5 § in the law (2006:1372) on implementation of the law on capital adequacy and large exposures (2006:1371). The capital base for March 31, 2008, is not restated taking into account retroactive adjustments since these are not deemed to have a material impact. See Note 1.

Note 12 Capital adequacy

New capital adequacy rules – Basel II

In 2007 new capital adequacy regulations, Basel II, were implemented in Sweden. The regulations are based on the so-called Basel framework which has been implemented throughout the entire EU. Under Basel II capital requirement relates, to a higher degree than previously, to risks. The legislature has chosen not to immediately allow the full effect of the new regulations in those cases when they would result in a lower capital requirement than the capital requirement calculated on the basis of the old rules. Therefore, during the transitional period 2007-2009, SEK must make parallel calculations of its capital requirement based on the old, less risk-sensitive, rules. In case the capital requirement calculated under the old rules - however, reduced to 80 percent in 2009, - exceeds the capital requirement based on the new rules, the capital requirement based on the old rules shall constitute the minimum capital requirement during the transitional period.

Capital requirement and capital base

SEK believes that it has a good margin above the minimum capital requirement. The capital adequacy ratio of SEK as a consolidated financial entity, calculate according to Basel II, Pillar 1, as of March 31, 2009 was 20.5 percent (21,4 percent as of December 31, 2008) before inclusion of effects related to the transitional rules. Inclusive of effects related to the transitional rules the capital adequacy ratio of SEK as a consolidated financial entity as of March 31, 2009 was 17.5 percent (15.5 percent as of December 31, 2008), while the Tier-1-ratio was 16.6 percent (14.8 percent as of December 31, 2008).

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflect a technically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. If the impairments exceed the expected loss the surplus is added to the capital base. For SEK, as of March 31, 2009, the impairments exceeded the expected loss by Skr 189.7 million. The entire amount increases the supplementary capital.

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB-approach. SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (“PD, Probability of Default”) of its counterparties, while the remaining parameters are established by the Swedish Financial Supervisory Authority. For exposures in Venantius AB SEK has been granted an exemption from the IRB-approach from the Swedish Financial Supervisory Authority.

Operational risks

The regulations provide opportunities for the companies to use different methods for calculation of capital requirement for operational risks. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of the operational revenues during the prior three years. The operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred net results of financial transactions, and other operational revenues.

The Board of Directors and the President confirm that the Interim Report provides a fair overview of the Parent Company’s and the Group’s operations, their financial position and results, and describes material risk and uncertainties facing the Parent Company and other companies in the Group.

Stockholm, June 22, 2009

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Ulf Berg	Christina Liffner	Karin Apelman
Chairman of the Board	Vice Chairman of the Board	Director of the Board

Helena Levander	Bo Netz	Jan Roxendal
Director of the Board	Director of the Board	Director of the Board

Risto Silander	Eva Walder
Director of the Board	Director of the Board

Peter Yngwe

President